REXAM

RECEIVED

2004 NOV 22 P 12:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04046314

10 November 2004

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

dlw 12/2

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

REXAM PRESS RELEASE

Rexam acquires Chinese beverage can business

Rexam, the global consumer packaging group and the world's leading beverage can supplier, announces that it has reached agreement to acquire the 40% shareholding it does not own in the Chinese beverage can business, Rexam Beverage Can Zhao Qing (Zhao Qing), from its joint venture partner, Hua Xing Investment Limited.

The acquisition is subject to the formal approval of the Chinese authorities.

In 2003, Zhao Qing had sales of £11m and, under UK GAAP, net assets of £2.8m.

The plant is located near Guangzhou in southern China and supplies the local regional beverage market. It has one production line and employs 150 people. The business will continue to be part of Rexam's Beverage Can Europe & Asia operations.

Commenting on the acquisition Lars Emilson, Rexam's Chief Executive, said: "Following on from our recent acquisition in Mexico, this move strengthens our position in another emerging market that has enormous potential for us. We can now fully integrate the business and continue to serve the growing needs of our customers."

10 November 2004

Enquiries
Lars Emilson, Chief Executive +44 20 7227 4100
Graham Chipchase, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com